NOTICE OF ASSIGNMENT

September 29, 2015

State Street Bank and Trust Company

One Lincoln Street, Boston, MA 02110

Attention: State Street Bank and Trust Company (“State Street”)

RE: Amended and Restated Master Custodian Contract dated June 1, 2010 (the “Agreement”)

State Street currently provides custody services for Invesco Exchange Fund identified on Schedule A hereto attached (the “Fund”). The Fund has agreed to redomesticate from a California Limited Partnership to a Delaware statutory trust by transferring all of its assets and liabilities to a newly formed Delaware statutory trust (“Delaware Trust”) pursuant to an agreement and plan of redomestication (the “Redomestication”), subject to shareholder approval. In connection with the redomestication, the Fund intends to assign the Agreement to its corresponding Delaware Trust and the Delaware Trust intends to assume the Agreement.

Although not required by the Agreement, this letter serves as notice to State Street by the Fund of its intent to assign the Agreement to the corresponding Delaware Trust upon approval by shareholders and the consummation of the Redomestication and of the Delaware Trust’s intent to assume the Agreement upon such consummation. The Fund and the Delaware Trust acknowledge that the Agreement will continue in full force and effect under its current terms and provisions, except for the replacement of the Fund with the Delaware Trust as parties to the Agreement.

Kindly acknowledge your receipt of this notice by signing below and returning the signed notice in the enclosed envelope. A duplicate copy has been included for your records.

Sincerely,

/s/ John M. Zerr
John M. Zerr Senior Vice President

Acknowledgement:

State Street Bank and Trust Company

/s/ Gunjan Kedis
Name: Gunjan Kedis
Title: Executive Vice President

12/9/15

Date

SCHEDULE A

INVESCO EXCHANGE FUND